United States securities and exchange commission logo





                             November 9, 2021

       Meishuang Huang
       Chief Executive Officer
       Antelope Enterprise Holdings Ltd
       Jinjiang Hengda Ceramics Co., Ltd.
       Junbing Industrial Zone, Jinjiang City
       Fujian Province, PRC

                                                        Re: Antelope Enterprise
Holdings Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-3
                                                            Filed October 26,
2021
                                                            File No. 333-258782

       Dear Ms. Huang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 18, 2021 letter.

       Form F-3/A filed October 26, 2021

       Cover Page

   1. Provide a description of how cash is transferred through your organization and disclosure regarding your
intentions to distribute earnings or settle amounts owed under your agreements. State
whether any transfers, dividends, or distributions have been made to date.
       Prospectus Summary, page 3

   2. Please disclose whether you are required to obtain any approvals to offer securities to foreign investors,
whether you have received such approvals and the consequences to you
 Meishuang Huang
Antelope Enterprise Holdings Ltd
November 9, 2021
Page 2
         and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
       Please contact Sergio Chinos at (202) 551-7844 or Anne Parker at (202) 551-3611 with any other questions.



FirstName LastNameMeishuang Huang                             Sincerely,
Comapany NameAntelope Enterprise Holdings Ltd
                                                              Division of
Corporation Finance
November 9, 2021 Page 2                                       Office of
Manufacturing
FirstName LastName